Exhibit 99.2

Hello Everyone,

My name is Maxine from the Research team here at Masterworks.

We are pleased to present xSxexlxfx-xPxoxrxtxrxaxixtx xaxsx xCxhxaxrxlxexsx xDxaxrxwxixnx by the prolific artist, Adrian Ghenie.

Ghenie is a contemporary artist best known for his multilayered gestural paintings that hybridize old master and avant-garde painting techniques.

Ghenie’s market has continued to surge - with a whopping 65.1% Annual Record Price Growth Rate, based on data from March 2011 to June 2023, and Top Auction Records as high as $10.3M.

Executed in 2012, the Darwin self-portrait series stems from Adrian Ghenie’s fascination with the sinister repercussions of Darwin’s theory of evolution and its corruption by the most villainous figures of the twentieth century: Hitler, Dr Josef Mengele, Stalin, and Nicolae Ceaușescu.

So why do we like this painting? Three reasons:

One: Works similar to this offering have seen an 22.4% Annual Appreciation Rate from February 2013 to May 2021.

Two: Ghenie’s market continues to show high upside potential. In fact, in 2022, Ghenie had the highest transaction volume for all artists aged 45 and under worldwide.

Three: Auction records for artworks similar in style, subject, and scale are led by Self Portrait in 1945, which sold for $1,393,667 at Sotheby’s Hong Kong on April 19, 2021, followed by The Lidless Eye, which sold for $1,335,000 at Christie’s New York on November 13, 2019.

Thank you for joining us, and we look forward to introducing you to this amazing work by Adrian Ghenie.